CHINA EDUCATION ALLIANCE, INC.
58 Heng Shan Road, Kun Lun Shopping Mall,
Harbin, People’s Republic of China 150090

July 8, 2010

VIA EDGAR

Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attn:  Jessica Plowgian, Attorney-Advisor

Re:	China Education Alliance, Inc. (the “Company”)
Form 10-K for Fiscal Year ended December 31, 2009
Filed April 15, 2010
File No. I-34386

Dear Ms. Plowgian:

We are responding to comments contained in the Staff letter, dated June 29, 2010, addressed to Mr. Xiqun Yu, the Company’s President and Chief Executive Officer, with respect to the Company’s Annual Report on Form 10-K dated April 15, 2010.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

Form 10-K for the Year Ended December 31, 2009

General

1.	Please note that the acknowledgements requested on page four of our letter dated May 25, 2010 should be provided by an officer of the Company.

Response:  Duly noted.

Report of Independent Registered Public Accounting Firm, page F-1

2.
We note that your audit report was signed by an audit firm based in New York, New York.  We also note you conduct all of your operations, generate substantially all of your revenues and locate your assets in the People’s Republic of China.  After asking your auditor, please tell us where the majority of the audit work was conducted and how they concluded that it is appropriate to have an audit report issued by an auditor licensed in New York, New York.

Response: With regard to the audit for the year ended December 31, 2009, our U.S. auditors informed us that they performed the audit planning at their offices located in New York, NY. They coordinated the planning and timing of the audit with their staff and with the Company’s staff. They hired outside independent auditors (“OIA’s”) based in Shenzhen, the PRC to perform some of the audit field work procedures. Such OIA’s were included and participated in the audit planning coordinated by our New York auditors during the planning stages of the audit. During the field work phase of the audit, which occurred in Harbin, the PRC in February 2010, a senior staff person from our New York auditor’s office, who is fluent in Mandarin, coordinated, supervised and participated in the audit functions with their OIA’s in Harbin, essentially engaging the OIA’s as their staff auditors. Per discussion with our New York auditor’s, a substantial majority of the audit, inclusive of the procedures performed by the OIA’s, are performed by the personnel of the New York firm. These audit procedures occurred and were performed in our Harbin headquarters and in our auditor’s New York office. The New York firm ensures that their OIA’s are knowledgeable in US GAAP and GAAS and are independent of China Education Alliance, Inc. under PCAOB and SEC requirements

We would also like to note that our New York based auditors have an office in Beijing, the PRC that conduct US GAAP and GAAS audit for other public companies throughout the PRC in accordance with requirements under the PCAOB and the SEC.

1. Organization and Description of Business, page F-7

3.
We note your response to comment four from our letter dated May 25, 2010.  Please tell us in detail how you concluded that you “did not have effective control over WEI’s operations”.  Include in your response whether you have management and/or voting control of WEI.

Response:

WEI has five schools in the PRC and Yuli Guo controls 51% of the interest in these schools.  According to our agreement with Guo, Guo was supposed to transfer the 51% interest in these schools to us and complete the relevant transfer procedures with the PRC authorities.  Despite our repeated reiterations to Guo to complete such procedures to transfer the shares, he has, to date, failed to do so within the time period prescribed in our agreement.  Accordingly, we are in talks with Guo to terminate our agreement with him and return the 400,000 shares of common stock issued to him to the Company.  We have control of WEI’s management and accounting by virtue of our shareholdings in WEI.  However without the transfer of the 51% stake in the five operational schools of WEI from Guo, we effectively do not have control over these schools and thus the operations of WEI.

We propose to amend my May 25, 2010 response as follows (amendments are highlighted for your ease of reference:

On April 27, 2008, the Company entered into a Share Transfer Agreement with Mr. Yuli Guo (the “Vendor”) and World Exchanges, Inc. (“WEI”) to purchase from Vendor seventy (70) issued and outstanding ordinary shares in WEI, representing 70% of the entire issued share capital of WEI (the “WEI Acquisition”). WEI is incorporated under the laws of Canada and was organized on December 19, 1991. WEI has been registered at 30 Denton Avenue, Apartment 2216, Toronto, Canada. In consideration for the said shares, the Company issued but held in escrow for the Vendors benefit 400,000 shares of its common stock, with a market value at the date of issuance of $2.33 per share or $932,000. The Vendor retained the remaining 30% of the issued share capital of WEI. The Vendor has agreed not to transfer the shares of the Company to a third party for fifteen (15) years and to grant the Company a right of first refusal in the event the Vendor is desirous of selling such shares.

WEI provides English training programs, English test preparation courses and overseas study and consulting services in the PRC. Included as part of the WEI Acquisition, is the acquisition of five English language schools in various parts of the PRC. Mr. Yuli Guo owned 51% of the interests of the five schools, and according to the transfer agreement, Mr. Yuli Guo was required to transfer all his interests in the schools to WEI, and complete the necessary administrative and legal procedures required by the PRC. However, so far, Mr Yuli Guo had not completed all the transfer and legal procedures within the time period required in the agreement. The WEI acquisition was not fully completed as of December 31, 2009 due to delays in transferring legal titles to these five schools. The Company currently is attempting to fully resolve all outstanding issues related to this acquisition. As of December 31, 2009 the Company’s management decided to exclude completed portions of its WEI acquisition from the consolidated financial statements until such time we have effective control over WEI’s operations which is expected to take place when the acquisition is fully completed. As of December 31, 2009 and December 31, 2008 the Company had outstanding advances to WEI of $223,860 and $80,000, respectively, which were accounted for as advances to related parties.  Management had fully reserved these advances as of December 31, 2009. The resolution of these WEI acquisition matters will either result in the WEI acquisition being fully completed, or the abandonment of the WEI acquisition.  As of December 31,2009, Company management has not reserved their advance on acquisition for WEI, totaling 400,000 shares of the Company’s common stock valued at $932,000, as these shares are held in trust by the Company. These shares will either be returned to the Company or cancelled if the WEI acquisition is not successfully resolved and concluded.

As mentioned above, so far, Mr Yuli Guo had not completed the transfer of the interests of all the five English schools and related PRC legal procedures within the time period required in the agreement. Without the transfer of the 51% stake in the five operational schools of WEI from Guo, we effectively do not have control over these schools and thus the operations of WEI as of December 31, 2009. However, the Company has both the management and voting control of WEI by virtue of its majority shareholding in WEI. The value of shares placed in escrow in the Vendors’ behalf was properly reflected in the financial statements as an advance.  We believe that we have properly accounted for the WEI acquisition under the cost method until such time as the acquisition is completed or abandoned.  WEI does not have a readily determinable value. Based on EITF 91-5: Nonmonetary Exchange of Cost-Method Investments, issue # 2, we recognize the investment at its historical cost.

Form 10-Q for the Quarter Ended March 31, 2010

Consolidated Balance Sheets, page 2
Consolidated Statements of Operations, page 33
Three Months Ended March 31, 2010 and 2009, page 33

4.
We note the increase in the online education division and training center revenues of 8.3% and 12.3%, respectively.  However, it appears that you had no growth in deferred revenue.  Please tell us and address in your MD&A whether you experienced a decline in enrollment, what the reasons were, and what implications/impact you anticipate in subsequent quarters.

Response:

We propose to add an additional paragraph, which is highlighted for your ease of reference:

Revenue for the three months ended March 31, 2010 (the “March 31, 2010 quarter”) increased by $413,655, or 5.1%, to $8,617,734 compared to $8,204,079 for the three months ended March 31, 2009 (the “March 31, 2009 quarter”). The increase in revenue reflects an increase of $410,575, or 8.3 % from the online education division, an increase of $310,098, or 12.2% for the training center, and a decrease of 298,018, or 36% from other revenues, including advertising and network services. Our revenue usually shows a flat growth in the first quarter compared to the rest quarters of the year due to some seasonal factors like long holidays in China. Also the significant decrease of other revenue including advertising had some impact on our total revenue for the quarter. Other revenue is not the focus of our business, and in the future we will continue to focus on our two main business lines – examination preparation and vocational training. We will not expect to see significant changes from the current level of other revenue during this year.

Our deferred revenue reflects the unearned portion of debit cards sold online and unearned tuition from training center. Such deferred revenue is not necessarily in direct proportion to our revenue. Usually our deferred revenue is at a relatively low level as most debit cards are used up within a short period of purchase, and prepaid tuition fees are expensed monthly. Accordingly, deferred revenue does not necessarily directly have a bearing of our students’ enrollment. In this case, our unchanged deferred revenue was not a result of a decline in enrollment and we anticipate that our deferred revenue will remain unchanged for the coming quarters.

5.
Tell us and discuss the nature of the decrease in cost of sales for your online education division and training center.  In addition, expand to discuss the nature of the “low cost in this area” for your IT training center and quantify the decrease in cost of sales attributable to this center.

Response:

Please see our proposed changes, which are highlighted for your ease of reference:

Our overall cost of sales decreased by $332,592 to $1,786,304 in the March 31, 2010 quarter, as compared to $2,118,896 in the March 31, 2009 quarter. The decrease in cost of sales reflects a $85,549 decrease in our cost of sales for the online education division for the period, which was due to some online material purchased at the end of last year and partially amortized in that period; a decrease of $232,681 from our training center division due to low cost in IT training center; and $14,362 decrease for the other costs. Our IT training center contributed the most cost decrease. IT revenue increased significantly this quarter, and was about 60% of total training center’s revenue, compared to 30% for the same quarter last year. By comparison, our IT cost only increased to 25% of the total training center’s cost, compared to 17% same period last year. This was because most teachers at the IT center are our own employees, and the cost of an employee teacher is only about one-tenth of a contracted non-employee teacher.

The online education’s gross margin increased to 78.7% in the March 31, 2010 quarter from 75.2% in the March 31, 2009 quarter due to the increase of online revenues and decrease of costs. In training centers, gross margin increased to 77.9% in the March 31, 2010 quarter from 66.1% in the March 31, 2009 quarter due to significant decrease in costs.  In the other revenues division, gross margin decreased slightly about 1% from 93.3% in the March 31, 2009 quarter to 92.3% in the March 31, 2010 quarter.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Zibing Pan
___________________________
Zibing Pan
Chief Financial Officer